

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

*Via U.S. Mail and Facsimile (314) 674-8425*

James M. Sullivan
Executive Vice President and Chief Financial Officer
Solutia Inc.
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

> **Re:** **Solutia Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 9, 2010**
> **File No. 001-13255**

Dear Mr. Sullivan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director